ARS

03006632

SANTA FE FINANCIAL CORPORATION

2002

ANNUAL REPORT

For Fiscal Year
Ended June 30, 2002

Los Angeles:
820 Moraga Drive
Los Angeles, California 90049

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

MESSAGE TO OUR SHAREHOLDERS

To Our Shareholders:

Santa Fe, like many of us, faced a difficult and challenging year in fiscal 2002. The terrorist attacks, the growing geopolitical crisis, corporate and accounting scandals and historic bankruptcy filings of some of the country's major corporations had a profound effect on the economy, the hospitality industry and securities markets. We faced those challenges in each of our business segments. The Company posted a loss per share of $4.33 for the year ended June 30, 2002, compared to earnings per share of $2.17 in the prior year.

A combination of three factors significantly impacted the hotel operations of the San Francisco Financial District Holiday Inn in fiscal 2002. First, the terrorist attacks of September 11, 2001, had a devastating effect on tourism and the hospitality industry, especially in the Bay Area where recovery has been especially slow. Second, the continuing weak economy in the Bay Area, due to the failure of numerous internet and technology companies, has also decreased business travel, which has resulted in a reduction by airlines in the number of flights into San Francisco. Third, the hotel has faced increased competition from new properties and from higher end properties that have cut room rates in an effort to keep their share of a declining market. All of these factors resulted in a decrease in average monthly hotel occupancy rates and a decline in average monthly daily room rates from those in fiscal 2001. As a result of the significant decline in revenues, Justice Investors reduced its special December 2001 distribution by 50% from the prior year and eliminated that special distribution for December 2002. In addition, Justice Investors was forced to cut the monthly distribution by 20%, effective with the May 2002 distribution. Justice Investors has also advised us that further cuts in the monthly distributions may be necessary if economic conditions do not improve.

In response to these new challenges, the Company is working diligently with Justice Investors to improve the competitive position of the hotel for the future. As part of those efforts, Justice Investors has entered into a ten year lease of approximately 5,400 square feet of space on the lobby level of the hotel for the construction and operation of a health and beauty spa that is scheduled to open in April 2003. Justice Investors will contribute up to $1,100,000 for leasehold improvements, which will be fully amortized by the lease payments over the term of the lease. Management expects that the addition of the spa will help the hotel to be more competitive in a difficult marketplace by providing greater amenities to its guests. Justice Investors is also looking to increase the amount of meeting room space in the hotel and to modernize such space in an effort to capture a greater share of the business meeting/convention business. Management anticipates that such efforts will help increase occupancy and room rates in the future, when the current environment turns around.

The Company expanded its rental property operations by acquiring a small apartment building in Los Angeles for approximately $785,000 in February 2002. Since that property was being renovated during the latter part of fiscal 2002, revenues were not significant. The property is now fully leased and is expected to contribute to fiscal 2003 revenues. Revenues from the 27-unit apartment owned by the Company's subsidiary Woodland Village improved 6% from fiscal 2001. That property is expected to maintain that level in fiscal 2003.

The events of September 11, 2001 also greatly impacted the Company's investments in marketable securities in fiscal 2002, especially in the first quarter ended September 30, 2001 when the Company's securities portfolio was under the management of an investment advisory company. During that period of time, the Company's portfolio was invested in a significant number of NASDAQ companies in the computer software, computer technology, internet, and telecommunications sectors, as well as companies

MESSAGE TO OUR SHAREHOLDERS

in the airline and aircraft industry sectors. The securities in those sectors were particularly hard hit by the events of September 11, 2001. As a result, the Company suffered a substantial net decline in the market value of its securities portfolio, with most of those positions being sold during fiscal year 2002 at a significant loss. Securities markets and the Company's investments were also impacted by the war in Afghanistan, the growing geopolitical crisis, threats of further terrorism, a staggering economy, coupled with corporate and accounting scandals, and significant bankruptcy filings in the energy, retail, financial services, communications and various other sectors. These factors, and others, contributed to a further decline in the stock markets and the loss of general investor confidence during our 2002 fiscal year.

It is unfortunate, but in difficult economic times like these, we often find the greatest number of opportunities with the greatest potential for significant investment returns. We believe that many companies in various industry sectors have become undervalued. We will make every effort to identify those companies and believe that we will be successful in this endeavor during these extremely difficult and uncertain times. When the Company resumed management of its securities portfolio after the termination of the agreement with the investment advisor, we repositioned our portfolio to include mostly companies listed on the New York Stock Exchange and American Stock Exchange. We have sought to diversify that portfolio by investing in companies and industries which we believe will be the beneficiaries when the economy does turn around. We are beginning to see some positive signs on the investing horizon. As the geopolitical situation is addressed and our economy begins to take shape, we believe the Company will be positioned to take advantage of the economic recovery when it finally occurs.

Management has a strong personal commitment to the Company and demonstrated that commitment by taking substantial interim reductions in compensation during the later part of fiscal 2002 and into fiscal 2003. We will increase our efforts to improve the competitive position and operations of our hotel asset and our multi-family properties and to identify opportunities for future growth. We will do whatever it takes in terms of effort, sacrifice and dedication to return the Company to profitability and a bright future.

Sincerely,

John V. Winfield

John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30, 2002	June 30, 2001
Net (Loss) Income Available to Common Shareholders	$ (5,106,841)	$ 2,570,160
Basic (Loss) Earnings Per Share	$ (4.33)	$ 2.17
Shareholders' Equity	$ 11,633,321	$ 16,750,380
Weighted Average Number of Shares Outstanding	1,178,386	1,186,094

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Santa Fe Financial Corporation

In our opinion, based on our audit, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Santa Fe Financial Corporation at June 30, 2002 and the results of its operations and its cash flows for the years ended June 30, 2002, and June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
September 19, 2002

CONSOLIDATED BALANCE SHEET

As of June 30,	2002
ASSETS	
Cash and cash equivalents	$ 1,544,656
Investment in marketable securities	4,726,647
Investment in Justice Investors	6,112,335
Rental properties	4,771,419
Other investments	300,000
Other assets	284,587
Deferred income tax assets	1,928,268
Total assets	$ 19,667,912
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Due to securities broker	$ 92,273
Obligations for securities sold	300,720
Accounts payable and accrued expenses	228,945
Mortgage notes payable	2,529,304
Total liabilities	3,151,242
Minority interest	4,883,349
Shareholders' equity	
6% Cumulative, convertible, redeemable at the option of the holder, voting preferred stock, par value $.10 per share Authorized shares - 1,000,000 Issued and outstanding - 63,600 Liquidation preference of $858,600	6,360
Common stock, par value $.10 per share Authorized shares - 2,000,000 1,276,038 shares issued and 1,178,210 outstanding	127,604
Additional paid-in-capital	8,807,942
Retained earnings	3,642,252
Treasury stock, at cost, 97,828 shares	(950,837)
Total shareholders' equity	11,633,321
Total liabilities and shareholders' equity	$ 19,667,912

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended June 30,	2002	2001
Revenues		
Equity in net income of Justice Investors	$ 2,159,887	$ 3,927,635
Rental income	339,970	322,726
Net (losses) gains on marketable securities	(9,925,394)	1,992,196
Reserve for losses on other investments	(500,000)	-
Dividend and interest income	169,975	703,256
Other income	138,587	1,403,552
	(7,616,975)	8,349,365
Costs and expenses		
Property operating expense	(160,591)	(121,698)
Mortgage interest expense	(189,592)	(178,436)
Depreciation expense	(58,482)	(54,216)
Margin interest, trading and management expenses	(541,487)	(1,152,063)
General and administrative	(949,195)	(837,704)
	(1,899,347)	(2,344,117)
(Loss) income before income taxes and minority interest	(9,516,322)	6,005,248
Income tax benefit (expense)	3,863,845	(2,600,449)
(Loss) income before minority interest	(5,652,477)	3,404,799
Minority interest	597,152	(783,158)
Net (loss) income	$ (5,055,325)	$ 2,621,641
Preferred stock dividend	(51,516)	(51,481)
(Loss) income available to common shareholders	$ (5,106,841)	$ 2,570,160
Basic (loss) earnings per share	$ (4.33)	$ 2.17
Weighted average number of shares outstanding	1,178,386	1,186,094

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additonal Paid-in Capital	Retained Earnings	Treasury Stock	Total
	Shares	Amount	Shares	Amount				
Balance at June 30, 2000	63,600	$ 6,360	1,276,038	$ 127,604	$ 8,807,942	$ 6,178,933	$ (784,734)	$ 14,336,105
Net income						2,621,641		2,621,641
Purchase of treasury stock							(155,885)	(155,885)
Dividends paid to preferred shareholers						(51,481)		(51,481)
Balance at June 30, 2001	63,600	$ 6,360	1,276,038	$ 127,604	$ 8,807,942	$ 8,749,093	$ (940,619)	$ 16,750,380
Net loss						(5,055,325)		(5,055,325)
Purchase of Treasury stock							(10,218)	(10,218)
Dividends paid to preferred shareholders						(51,516)		(51,516)
Balance at June 30, 2002	63,600	$ 6,360	1,276,038	$ 127,604	$ 8,807,942	$ 3,642,252	$ (950,837)	$ 11,633,321

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,	2002	2001
Cash flow from operating activities:		
Net (loss) income	$ (5,055,325)	$ 2,621,641
Adjustments to reconcile net (loss) income to net cash used by operating activities:		
Equity in net income of Justice Investors	(2,159,887)	(3,927,635)
Net unrealized losses (gains) on marketable securities	7,352,254	(1,117,992)
Reserve for losses on other investments	500,000	-
Minority interest	(597,152)	783,159
Depreciation expense	58,482	54,216
Change in operating assets and liabilities:		
Restricted cash	14,732	(14,732)
Investment in marketable securities	12,332,693	9,244,445
Other assets	(93,189)	478
Accounts payable and accrued expenses	(906,085)	(149,544)
Deferred income tax	(3,845,665)	1,917,397
Due to securities broker	(2,242,151)	(7,974,267)
Obligations for securities sold	(6,155,435)	(5,370,739)
Net cash used in operating activities	(796,728)	(3,933,573)
Cash flow from investing activities:		
Cash distributions from Justice Investors	3,262,896	4,392,360
Investment in real estate	(840,823)	-
Other investments	(500,000)	-
Purchase of Portsmouth stock	(1,625)	(1,950)
Net cash provided by investing activities	1,920,448	4,390,410
Cash flow from financing activities:		
Principal payments on mortgage payable	(21,289)	(18,134)
Borrowings from mortgage notes payable	462,500	-
Dividends paid to preferred shareholders	(51,516)	(51,481)
Dividends paid to minority shareholders	(126,235)	(126,260)
Purchase of treasury stock	(10,218)	(155,885)
Net cash provided by (used in) financing activities	253,242	(351,760)
Net increase in cash and cash equivalents	1,376,962	105,077
Cash and cash equivalents at the beginning of the period	167,694	62,617
Cash and cash equivalents at the end of the period	$ 1,544,656	$ 167,694
Supplemental information:		
Income taxes paid, net of refunds	$ 500,000	$ 698,453
Interest paid	$ 466,224	$ 1,078,167

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Santa Fe Financial Corporation ("Santa Fe" or the "Company") was incorporated under the name of Tri Financial Corporation in the State of Nevada on July 25, 1967 as a wholly owned subsidiary of Crateo, Inc, a public company. On October 31, 1969, Crateo issued a one-for-one stock dividend of all of its shares of Tri Financial to its common shareholders. On September 17, 1970, the name of the Corporation was changed to Santa Fe Financial Corporation.

Santa Fe Financial Corporation's (the "Company") operations have been primarily limited to partnership income from its managing a hotel property through its investment in Justice Investors and income from various investment activities. On December 31, 1997, the Company acquired a controlling 55.4% interest in Intergroup Woodland Village, Inc. ("Woodland Village") from a related party, The InterGroup Corporation ("InterGroup"), which controls approximately 57.2% of the voting stock of the Company. Woodland Village's major asset is a 27-unit apartment complex located in Los Angeles, California. On February 1, 2002, the Company acquired a three-unit apartment building in Los Angeles.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 68.8% owned subsidiary, Portsmouth Square, Inc. ("PSI"), and its 55.4% owned subsidiary, Woodland Village. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements.

Obligations for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the income statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Rental Properties

Rental properties are stated at cost. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

The Company reviews for the impairment of its rental property assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the rental asset, the asset is written down to its fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses have been recorded in 2002 or 2001.

Furniture and Fixtures

Furniture and fixtures are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, marketable securities, other investments, prepaid expenses and other assets, accounts payable and liabilities approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Revenue Recognition

The major source of the Company's revenue was its 49.8% interest in Justice Investors, a limited partnership which owns and leases a hotel in San Francisco, California in which the Company's subsidiary, PSI, is both a limited and general partner. PSI and the Company account for the investment under the equity method.

Rental income is recognized when earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are the 6% cumulative, convertible, voting preferred stock. As of June 30, 2002 and 2001, the conversion price is above the market value of the Company's common stock, consequently, the preferred stock is not considered dilutive. Therefore, basic and diluted earnings per share for the year ended June 30, 2002 and 2001 are the same.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse.

Reclassifications

Certain prior year balances have been reclassified to conform to the current presentation.

Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board ("FASB" or the "Board") issued FASB Statement No. 144 ("FAS No. 144") Accounting for the Impairment or Disposal of Long-Lived Assets. The objectives of FAS No. 144 are to address significant issues relating to the implementation of FASB Statement No. 121 ("FAS No. 121), Accounting for the Impairment of Long–Lived Assets and Long-Lived Assets to Be Disposed Of, and to develop a single accounting model, based on the framework established in FAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. FAS No. 144 must be adopted in the first quarter of fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial statements.

In July 2001, the FASB issued Statements on Financial Accounting Standards FAS No. 141 (Business Combination) and FAS No. 142 (Goodwill and Other Intangible Assets). FAS No. 141 among other things, eliminates the use of the pooling of interest method of accounting for business combination. Under the provision of FAS No. 142, goodwill will no longer be amortized, but will be subject to a periodic test for impairment based upon fair value. FAS No. 141 is effective for all business combinations initiated after June 30, 2001. FAS No. 142 must be adopted in the first quarter of fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of these statements will have a material impact on the Company's financial statements.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS

The Company's principal source of revenue is derived from the management of its 68.8%-owned subsidiary Portsmouth Square, Inc. ("Portsmouth"). Portsmouth has a 49.8% interest in Justice Investors, a California limited partnership ("Justice Investors") and also serves as one of the two general partners. The other general partner, Evon Garage Corporation ("Evon"), serves as the managing general partner. As a general and limited partner, Portsmouth has significant control over the management and operation of the assets of Justice Investors. All significant partnership decisions require the active participation and approval of both general partners. The Company and Evon jointly consult and determine the amount of partnership reserves and the amount of cash to be distributed to the limited partners.

The partnership derives most of its income from a lease of its San Francisco, California hotel property to Felcor Lodging Trust, Inc. ("Felcor") and from a lease of the garage portion of the property to Evon. Santa Fe and Portsmouth jointly manage and oversee their interest in the operation of the hotel and the parking garage.

Pursuant to the terms of the partnership agreement, voting rights of the partners are determined according to the partners' entitlement to share in the net profit and loss of the partnership. The Company is not entitled to any additional voting rights by virtue of its position as a general partner. The partnership agreement also provides that no portion of the partnership real property can be sold without the written consent of the general and limited partners entitled to more than 72% of the net profit.

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

As of June 30,		2002
Assets		
Total current assets	$	161,181
Property, plant and equipment, net of accumulated depreciation of $12,271,100		4,304,583
Loan fees and deferred lease costs, net of accumulated amortization of $225,800		84,612
Total assets	$	4,550,376
Liabilities and partners' capital		
Total current liabilities	$	4,202
Long term debt		490,432
Partners' capital		4,055,742
Total liabilities and partners' capital	$	4,550,376

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

CONDENSED STATEMENTS OF OPERATIONS

For the twelve months ended June 30,	2002	2001
Revenues	$ 5,180,311	$ 8,759,508
Costs and expenses	(843,187)	(872,692)
Net income	$ 4,337,124	$ 7,886,816

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in corporate bonds and income producing securities, which may include interests in real estate based companies and REIT's, where financial benefit could inure to its shareholders through income and/or capital gain. The Company may also use exchange traded funds (such as SPYders), options and futures to hedge concentrated stock positions and index futures to hedge against market risk and enhance the performance of the Company's portfolio while reducing the overall portfolio's risk and volatility.

The Company's current investment portfolio as of June 30, 2002 is composed of following types of investment securities:

	Market Value	% of Total Portfolio
Fixed Income:		
Mortgage securities	$ 47,072	1.00%
Corporate bonds	401,716	8.50%
Corporate securities:		
Common stocks	3,408,560	72.11%
Preferred stocks	561,485	11.88%
REIT's	304,277	6.44%
Warrants	3,537	0.07%
Total securities assets	$ 4,726,647	100.00%

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES (Continued)

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. The Company has no naked short positions. As of June 30, 2002, the Company had obligations for securities sold (equities short) of $300,720.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings. Included in the net losses on marketable securities of $9,925,394 for the year ended June 30, 2002, are net unrealized losses of $7,352,254 and net realized losses of $2,573,140.

NOTE 4 - RENTAL PROPERTIES

The Company owns and operates a 27-unit multi-family apartment complex located in Los Angeles, California. On February 1, 2002, the Company purchased a three-unit apartment building located in Los Angeles, California for $785,390. To finance the purchase, the Company obtained a $462,500 mortgage note.

Units are leased on a short-term basis, with no lease extending beyond one year. At June 30, 2002, rental properties included the following:

Investment in real estate:	
Land	$ 2,429,950
Buildings, improvements and equipment	2,496,455
Accumulated depreciation on buildings improvements and equipment	(154,986)
	$ 4,771,419

NOTE 5 – MORTGAGE NOTES PAYABLE

At June 30, 2002, the balance on mortgage notes payable was $2,529,304. Included in mortgage notes payable balance are two mortgages in the amounts of $1,905,942 and $460,798 and a note payable to InterGroup in the amount of $162,564. The mortgages are collateralized by trust deeds on the respective apartment complexes. The interest rate on the $1,905,942 note is 7.73% for the first 120 months. Principal and interest payments of $13,979 are required monthly until September 23, 2009, at which point, the monthly payments will be recalculated based on a new interest rate of 2.15% in excess of the twelve-month average annual yield of United States Treasury Securities. The new interest rate cannot exceed 11.879%.

NOTE 5 – MORTGAGE NOTES PAYABLE (Continued)

On February 1, 2002, the Company obtained a $462,500 mortgage note related to the purchase of the 3-unit apartment building located in Los Angeles, California. That note matures in February 2032. The interest rate is 6.45% for the first 60 months. Beginning February 2005, the interest rate will be adjusted to 2.6% in excess of the rate of savings, borrowings and advances of the Federal Home Loan Bank of San Francisco to Eleventh District Members. The interest rate cannot exceed 11.95% or fall below 6.45%

The $162,564 note payable to InterGroup carries an interest rate of 7.75% per annum with interest only payable at the end of each quarter. All unpaid principal and interest under the note are due on September 29, 2004.

The annual principal payments on the mortgages and note payable for the five-year period commencing July 1, 2002 are approximately as follows:

Year ending June 30,	
2003	$ 26,489
2004	28,539
2005	193,311
2006	33,127
2007	35,692
Thereafter	2,212,146
	$ 2,529,304

NOTE 6 - INCOME TAXES

The Company and PSI file separate tax returns for both federal and state purposes. The provision for income taxes benefit (expense) consists of the following:

For the year ended June 30,	**2002**	**2001**
Federal		
Current	$ 25,290	$ (1,428,453)
Deferred	3,679,767	(717,196)
	3,705,057	(2,145,649)
State		
Current	(7,010)	(330,000)
Deferred	165,798	(124,800)
	158,788	(454,800)
	$ 3,863,845	$ (2,600,449)

NOTE 6 – INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the year ended June 30,	2002	2001
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	6.0	6.0
Other	0.6	3.3
	40.6%	43.3%

The components of the Company's deferred tax assets and (liabilities) as of June 30, 2002 are as follows:

Deferred tax assets		
Net operating losses carryforwards	$	1,373,785
Capital losses carryforwards		865,924
Unrealized losses on marketable securities		540,559
		2,780,268
Deferred tax liability		
Deferred gain on real estate sale		(852,000)
Net deferred tax asset	$	1,928,268

As of June 30, 2002, the Company had net capital losses available for carryforward for income tax purposes totaling approximately $2,164,810. The carryforward expires in varying amounts through 2006. As of June 30, 2002, the Company also had net operating losses available for carryforward of $1,912,307 for federal income tax and $365,283 for state income tax. The net operating loss carryforward expires in varying amounts through 2021.

NOTE 7 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operations of its multi-family residential property, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reporting segments for the year ended June 30, 2002 and 2001. Operating income for rental properties consist of rental income. Operating income from Justice Investors consists of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income (loss) for investment transactions consist of net investment gains (losses) and dividend and interest income.

	REAL ESTATE				
Year ended June 30, 2002	**Rental Properties**	**Justice Investors**	**Investment Transactions**	**Other**	**Total**
Operating income (loss)	$ 339,970	$ 2,159,887	$ (10,255,419)	$ -	$ (7,755,562)
Operating expenses	(160,591)	-	(541,487)	-	(702,078)
Income (loss) before mortgage interest and depreciation	179,379	2,159,887	(10,796,906)	-	(8,457,640)
Mortgage interest expenses	(189,592)	-	-	-	(189,592)
Depreciation	(58,482)	-	-	-	(58,482)
General and administrative expenses	-	-	-	(949,195)	(949,195)
Other income	-	-	-	138,587	138,587
Income tax benefit	-	-	-	3,863,845	3,863,845
Minority interest	-	-	-	597,152	597,152
Net income (loss)	$ (68,695)	$ 2,159,887	$ (10,796,906)	$ 3,650,389	$ (5,055,325)
Total assets	$ 4,771,419	$ 6,112,335	$ 5,026,647	$ 3,757,511	$ 19,667,912

NOTE 7 – SEGMENT INFORMATION (Continued)

Year ended June 30, 2001	REAL ESTATE Rental Properties	REAL ESTATE Justice Investors	Investment Transactions	Other	Total
Operating income	$ 322,726	$ 3,927,635	$ 2,695,452	$ -	$ 6,945,813
Operating expenses	(121,698)	-	(1,152,063)	-	(1,273,761)
Income before mortgage interest and depreciation	201,028	3,927,635	1,543,389	-	5,672,052
Mortgage interest expenses	(178,436)	-	-	-	(178,436)
Depreciation	(54,216)	-	-	-	(54,216)
General and administrative expenses	-	-	-	(837,704)	(837,704)
Other income	-	-	-	1,403,552	1,403,552
Income tax expense	-	-	-	(2,600,449)	(2,600,449)
Minority interest	-	-	-	(783,158)	(783,158)
Net income (loss)	$ (31,624)	$ 3,927,635	$ 1,543,389	$ (2,817,759)	$ 2,621,641
Total assets	$ 3,989,078	$ 7,113,519	$ 24,711,593	$ 462,529	$ 36,276,719

NOTE 8 - SHAREHOLDERS' EQUITY

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland Village from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock has a liquidation preference of $13.50 and is convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock has voting rights as if converted into common stock. For the years ended June 30, 2002 and 2001, the Company paid preferred stock dividends of $51,516 and $51,481, respectively, to InterGroup.

NOTE 9 - RELATED PARTY TRANSACTIONS

As of June 30, 2002, InterGroup owned approximately 50.7% of the Company's outstanding common stock and 100% of the Company's preferred stock for a total of 53.2% of all outstanding voting stock. In addition, the Chairman and Chief Executive Officer of InterGroup, who is also the Company's Chairman and Chief Executive Officer, owned approximately 4.2% of the Company's outstanding voting stock as of June 30, 2002. Effective June 30, 1998, the Company's Chairman and Chief Executive Officer entered

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - RELATED PARTY TRANSACTIONS (Continued)

into a voting trust agreement with InterGroup, giving InterGroup the power to vote the shares that he owns in the Company. As a result of that agreement, InterGroup has the power to vote approximately 57.2% of the voting shares of the Company.

As of June 30, 2002, the Company's subsidiary, Woodland Village, has a note payable in the amount of $162,563 to InterGroup. The note carries a 7.75% interest rate and matures on September 29, 2004.

The Intergroup Corporation allocates corporate expenses to the Company and its subsidiary based on management's estimate of the pro rata utilization of resources. During the years ended June 30, 2002 and 2001, the Company and Portsmouth made payments to InterGroup of approximately $222,900 and $223,000, respectively, for administrative costs and reimbursement of direct and indirect costs associated with the management of the Companies and their investments, including the partnership asset.

For the years ended June 30, 2002 and 2001, the Company paid preferred stock dividends of $51,516 and $51,481, respectively, to Intergroup.

All of the Company's Directors serve as directors of InterGroup and all three of the Company's Directors serve on the Board of Portsmouth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

The Company may from time to time make forward-looking statements and projections concerning future expectations. When used in this discussion, the words "estimate," "project," "anticipate" and similar expressions, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and securities markets, general economic conditions and increased competition in the hotel industry in the San Francisco area, partnership distributions, securities markets, litigation and other factors, including natural disasters, and those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

The Company's principal sources of revenue continue to be derived from the investment of its 68.8% owned subsidiary, Portsmouth, in the Justice Investors limited partnership, rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. The partnership derives most of its income from a lease of its hotel property to Felcor and from a lease with Evon Garage Corporation.

Fiscal Year Ended June 30, 2002 Compared to Fiscal Year Ended June 30, 2001

The Company had a net loss of $5,055,325 for the year ended June 30, 2002 as compared to net income of $2,621,641 for the year ended June 30, 2001. This was primarily due to the change to net losses from net gains on marketable securities, the decrease in net equity income of Justice Investors, the decrease in other income, a reserve for losses on other investments and the decrease in dividend and interest income. These were partially offset by a decrease in margin interest, trading and management expenses.

Net gains/losses on marketable securities changed to net losses of $9,925,394 for the fiscal year ended June 30, 2002 from net gains of $1,992,196 for the fiscal year ended June 30, 2001. This was due to the significant decline in the market value of the Company's investment portfolio during the twelve-month period. For the year ended June 30, 2002, the Company had net unrealized losses of $7,352,254 and net realized losses of $2,573,140. In the fourth quarter of 2002, the Company reserved $500,000 for losses in other investments for potential impairment of value based on the operating results of those investments. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Dividend and interest income decreased to $169,975 from $703,256 as a result of the management investing in less income yielding securities. Margin interest, trading and management expenses decreased to $541,487 from $1,152,063, which were primarily due to the maintenance of lower average daily margin balances during the current period. Margin interest expense decreased to $276,632 for the year ended June 30, 2002 from $872,263 for the year ended June 30, 2001.

As previously discussed, on June 28, 2001, the Company, Portsmouth and InterGroup entered into an agreement with an investment advisory company, for the management of their securities portfolios. That was the first time that the Company had relied on an investment advisor to manage its investments on a discretionary basis. The results were not acceptable, and the Company terminated its agreement with the investment advisor on November 7, 2001. During that period of time, the Company's investment portfolio had a significant concentration in computer software, computer technology, internet technology and services, telecommunications, and aircraft industry sectors. The securities in those sectors, especially those traded on The NASDAQ Stock Market, greatly declined in that quarter and were particularly hard hit by the events of September 11, 2001. As a result, the Company had a significant net decline in the market value of its securities portfolio.

Since the Company resumed management of its securities portfolio on November 8, 2001, it has sought to reposition and diversify its portfolio by individual securities as well as by industry sectors to mitigate against market risk. Despite those efforts, the Company's securities portfolio suffered additional losses, especially during the fourth quarter of the fiscal year ended June 30, 2002, when securities markets further declined in the wake of corporate and accounting scandals and loss of general investor confidence in the overall markets. For a more detailed discussion of the Company's marketable securities please see the section below.

The decrease in equity in net income of Justice Investors to $2,159,887 from $3,927,635 was primarily attributable to a 48% decrease in the total hotel and garage revenue. This was primarily due to the decrease in both occupancy and room rates of the hotel during the twelve months period as a result of a slow down in the San Francisco area economy, increased competition and the continuing impact that the terrorist attacks of September 11, 2001 have had on tourism and the hospitality industry in San Francisco. The decrease in hotel revenue was partially offset by an increase in other income of approximately $600,000 to Justice Investors as a result of an arbitration settlement payment from the hotel lessee during the current period relating to a rent claim.

The decrease in other income to $138,587 from $1,403,552 was primarily due to the receipt of payment on a judgment for attorneys' fees in the amount of $1,188,618 in November 2000.

General and administrative expenses increased to $949,195 from $837,704 primarily due to increased insurance costs, shared expenses, professional fees and accrued wages.

The provision for income taxes changed to a tax benefit of $3,863,845 from an expense of $2,600,449 due to the loss before taxes and minority interest incurred during the current year.

Minority interest changed to minority benefit of $597,152 from minority expense of $783,158 as a result of a net loss generated by the Company's subsidiary, Portsmouth during the current year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MARKETABLE SECURITIES

The Company invests from time to time in corporate debt and equity securities, mortgage backed securities, securities issued by REIT's and other companies, which invest primarily in real estate. The following table sets forth the composition of the Company's investment securities portfolio at the dates indicated:

	At June 30, 2002	At June 30, 2001
	Market Value	Market Value
Fixed Income:		
Mortgage securities	$ 47,072	$ 63,708
Corporate bonds	401,716	408,000
Corporate securities:		
Common stocks	3,408,560	22,943,266
Preferred stocks	561,485	-
REIT's	304,277	319,894
Mutual funds	-	124,875
Options:		
Calls	-	52,650
Puts	-	499,200
Warrants	3,537	-
Total securities assets	$ 4,726,647	$ 24,411,593

The following table shows the composition of the Company's investment securities portfolio by selected industry groups as of June 30, 2002.

Industry Group	Market Value	Percentage of Total Investment Securities
Metal and auto manufacturers	$ 1,899,744	40.19%
Telecommunications	653,144	13.82%
Financial services	521,112	11.02%
Energy	509,512	10.78%
Retail/wholesale	365,508	7.73%
Computer/Technologies	328,650	6.95%
Real Estate Investment Trusts	304,277	6.44%
Utilities	104,700	2.22%
Pharmaceutical and Health Care	40,000	0.85%
	$ 4,726,647	100.00%

MARKETABLE SECURITIES (Continued)

The Company's securities investments are made under the supervision of a Securities Investment Committee of the Board of Directors. The Committee currently has three members and is chaired by the Company's Chairman of the Board and President, John V. Winfield. The Committee has delegated authority to manage the portfolio to the Company's Chairman and President together with such assistants and management committees he may engage. The Committee has established investment guidelines for the Company's investments. These guidelines presently include: (i) corporate equity securities should be listed on the New York or American Stock Exchanges or the Nasdaq NMS Market; (ii) securities should be priced above $5.00 per share; and (iii) investment in a particular issuer should not exceed 5% of the market value of the total portfolio. The investment policies do not require the Company to divest itself of investments, which initially meet these guidelines but subsequently fail to meet one or more of the investment criteria. Non-conforming investments require the approval of the Securities Investment Committee. The Committee has in the past approved non-conforming investments and may in the future approve non-conforming investments. The Securities investment Committee may modify these guidelines at any time from time to time.

The Company's investment portfolio is diversified with 34 different equity positions. Only five individual equity securities comprise more than 5% of the equity value of the portfolio, with the largest being 14%. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reduction of other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date.

The Company may also invest, with the approval of the Securities Investment Committee, in unlisted companies, though private placements. Those investments in non-marketable securities are carried at the lower of cost or estimated fair value on the Company's balance sheet as part of other investments and are reviewed for impairment on a periodic basis.

The Company may also use exchange traded funds, options and futures to hedge against certain stock positions and index futures to hedge against market risk and enhance the performance of the Company's portfolio while reducing the overall portfolio's risk and volatility. As part of its investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2002, the Company had obligations for securities sold (equities short) of $300,720. The Company has no naked short positions.

In addition, the Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management and is subject to any internal investment guidelines, which may be imposed by the Securities Investment Committee. The margin used by the Company may fluctuate depending on market conditions. The use of leverage could be viewed as risky and the market values of

MARKETABLE SECURITIES (Continued)

the portfolio may be subject to large fluctuations. As of June 30, 2002, the Company had a margin balance of $92,273 and incurred $276,632 and $872,263 in margin interest during the fiscal years ended June 30, 2002 and June 30, 2001, respectively. The Company's use of margin has had mixed results. During fiscal 2001 and 2000, the Company's incurred margin interest expenses of $872,263 and $713,786, respectively, and was able to generate investment income of $1,543,389 and $2,245,854. In fiscal 2002, the Company utilized margin to a far lesser extent, having incurred $276,632 in margin interest expense for the current year and had a loss on investment transactions of $10,296,906.

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the fiscal years ended June 30, 2002, 2001, and 2000:

	Year ended June 30, 2002	Year ended June 30, 2001	Year ended June 30, 2000
Net gain (loss) on marketable securities	$ (9,925,394)	$ 1,992,196	$ 2,399,661
Dividend and interest income	169,975	703,256	819,101
	(9,755,419)	2,695,452	3,218,762
Margin interest	(276,632)	(872,263)	(713,786)
Trading and management expenses	(264,855)	(279,800)	(259,122)
Investment income (loss)	$ (10,296,906)	$ 1,543,389	$ 2,245,854

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are primarily generated by its subsidiary's interest in the Justice Investors limited partnership, which derives the majority of its income from its lease with Felcor and a lease with Evon. In addition to the monthly limited partnership distributions it receives from Justice Investors, the Company's subsidiary also receives monthly management fees as a general partner. The Company also derives revenue from its investment in multi-family real estate properties and the investment of its cash and securities assets.

For the first ten months of the current fiscal year, the Company's subsidiary, Portsmouth, was receiving a monthly distribution of $209,160 from Justice Investors as a limited partner. As a result of the significant decline in partnership revenues due to the slowdown in the San Francisco area economy, increased competition and the continuing impact that the terrorist attacks of September 11, 2001 have had on tourism and the hospitality industry, Justice Investors cut the monthly distribution to its limited partners

FINANCIAL CONDITION AND LIQUIDITY (Continued)

by 20%, effective with the May 2002 distribution. As a result, Portsmouth's monthly distribution was reduced by $41,832 to $167,328. The limited partners have also been advised that it is unlikely that there will be any year-end special distributions in December 2002 if hotel occupancy and room rates do not improve, and further cuts in the monthly distributions may have to be made in the future. The general partners will continue to review and analyze the operations of the hotel to determine an appropriate monthly distribution. For the fiscal year ended June 30, 2002, the Company received cash distributions of $3,262,896 from Justice Investors. That amount reflects a $1,045,800 reduction in the December 2001 special partnership year-end distribution to $836,640, compared to the December 2000 special distribution of $1,882,440.

As of June 30, 2002, the Company had repurchased 97,828 shares of its Common Stock for an aggregate consideration of $950,837, pursuant to a buy-back program approved by its Board of Directors. On July 27, 2001, the Board of Directors decided to discontinue that buy-back program preserving Company's cash assets for other corporate purposes.

The events of September 11, 2001, had a dramatic impact on the domestic and global economies, especially on the tourism and hospitality industry, and also resulted in a significant decline in securities markets. Although the Company has suffered a significant decline in revenues as a result of those events, increased competition and the continuing difficult securities markets, management believes that the net cash flow generated from future operating activities and its capital resources will be adequate to meet its current and future obligations even with the reduction in partnership distributions. However, with a reduction in partnership distributions, Portsmouth may reconsider its dividend policy.

The Company has no off balance sheet arrangements.

The Company's only contractual obligations and commercial commitments are its mortgages and note payable. The annual principal payments on the mortgages and note payable for the five-year period commencing July 1, 2002 are approximately as follows:

Year ending June 30,	
2003	$ 26,489
2004	28,539
2005	193,311
2006	33,127
2007	35,692
Thereafter	2,212,146
	$ 2,529,304

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that Felcor is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material. The impact of inflation on the Company's multifamily real estate is also not viewed by management as material.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the Company's hotel property and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings.

The Company's other accounting policies are straightforward in their application.

MARKET FOR SANTA FE'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Santa Fe's common stock trades on the Small-Cap Market tier of The NASDAQ Stock Market, Inc. ("Nasdaq") under the symbol SFEF. The following table sets forth the range of high and low sales prices for Santa Fe's common stock for each full quarterly period for the fiscal years ended June 30, 2002 and June 30, 2001, as reported by NASDAQ.

Fiscal 2002	High		Low	
First Quarter (7/1 to 9/30)	$	13.50	$	11.25
Second Quarter (10/1 to 12/31)	$	12.85	$	11.65
Third Quarter (1/1 to 3/31)	$	14.00	$	10.30
Fourth Quarter (4/1 to 6/30)	$	12.40	$	11.25

Fiscal 2001	High		Low	
First Quarter (7/1 to 9/30)	$	12.00	$	8.75
Second Quarter (10/1 to 12/31)	$	14.00	$	9.00
Third Quarter (1/1 to 3/31)	$	13.75	$	10.75
Fourth Quarter (4/1 to 6/30)	$	13.50	$	10.10

As of September 13, 2002 the approximate number of holders of record of the Company's Common Stock was 511. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's Common Stock whose shares are held in the names of various brokers, clearing agencies or other nominees. There are approximately 696 beneficial shareholders of the Company's Common Stock.

DIVIDENDS

On February 1, 2000, the Board of Directors of the Company determined that it did not foresee the Company paying any cash dividends on its Common Stock in the immediate future. Instead, it is the intent of the Company to deploy its capital in a manner to increase its operating activities.

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock has a liquidation preference of $13.50 and is convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock has voting rights as if converted into common stock. During the year ended June 30, 2002 and 2001, the Company paid dividends of $51,516 and $51,481, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Santa Fe has no securities authorized for issuance under equity compensation plans.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Executive Officer of Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant; President, Century Plaza Printers, Inc. and Private, Consultant (real estate and banking)

DR. JOHN C. LOVE
Director
Certified Public Accountant; International Hospitality and Tourism Consultant

MICHAEL G. ZYBALA
Vice President, Secretary, Treasurer and *General Counsel*
Portsmouth Square, Inc. and Santa Fe Financial Corporation; Assistant Secretary and Counsel The InterGroup Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the year ended June 30, 2002 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Michael G. Zybala, Secretary
Santa Fe Financial Corporation
820 Moraga Drive
Los Angeles, California 90049

The Company's 2002 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, California 91204-2991
(818) 502-1404; (800) 835-8778